Articles of Merger

                    (Pursuant to NRS 92A.200)

     Autoline Acquisition Corp., a Nevada corporation is merging with GeNOsys, Inc., a Nevada corporation pursuant to a Plan of Merger that has been adopted by each constituent entity and the Plan was approved by the required consent of the owners of Autoline Acquisition Corp and GeNOsys, Inc., the surviving entity. The entire plan of merger is on file at the registered office of the surviving corporation.

Autoline Acquisition Corp.


/s/James P. Doolin        President              Date 8/17/2005

/s/Burke Staker           Secretary              Date 8/17/2005

GeNOsys, Inc.

/s/John W. R. Miller      President              Date 8/18/2005